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[GERDAU AMERISTEEL LOGO]



GERDAU AMERISTEEL PRICES OFFERING OF ITS COMMON SHARES

Toronto, ON, October 15, 2004 - Gerdau Ameristeel Corporation (TSX: GNA.TO) today announced that its registration statement has become effective under the U.S. Securities Act of 1933 and that it has obtained a receipt for a final prospectus from Canadian securities regulatory authorities in connection with its offering of 70 million common shares, of which Gerdau S.A, its parent, will purchase 35 million common shares and 35 million common shares will be distributed to the public through an underwriting syndicate described below. The common shares are being sold in the United States and Canada at a price of $4.70, or Cdn. $5.90, per share. The total gross proceeds will be approximately $329 million, or Cdn. $413 million. If the underwriters exercise their overallotment option in full (for 5.25 million common shares) and Gerdau S.A., as it has agreed, purchases an equivalent number of additional common shares, total gross proceeds will be approximately $378 million, or Cdn. $475 million.

The proceeds of this offering will be used to finance Gerdau Ameristeel's previously announced proposed acquisition of certain assets and working capital of four long steel product mills and four downstream facilities, which are referred to as North Star Steel, from Cargill, Incorporated, to fund capital expenditures and working capital and for general corporate purposes.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and BMO Nesbitt Burns Inc. are acting as joint book-running managers for the public offering in the United States and Canada. CIBC World Markets Corp., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are acting as underwriters.

The common shares will commence trading on the New York Stock Exchange today under the symbol GNA. The offering is expected to close on or about October 20, 2004.

For more information on the offering or to obtain a copy of the prospectus relating to this offering, contact: Merrill Lynch at World Financial Center, 250 Vesey St., New York, NY 10080 or 181 Bay Street, Suite 400, Toronto, Ontario M6G 2S9, or BMO Nesbitt Burns, 1 First Canadian Place, 4th Floor, Toronto, Ontario M5X 1H3.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any province, state or other jurisdiction.


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         ABOUT GERDAU AMERISTEEL

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 6.4 million tons of mill finished steel products. Through its vertically integrated network of 11 minimills (including one 50%-owned minimill), 13 scrap recycling facilities and 32 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern half of North America. The company's products are generally sold to steel service centers, fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining and equipment manufacturing. Gerdau Ameristeel's common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO.

         FORWARD LOOKING INFORMATION

This news release may contain forward-looking information with respect to Gerdau Ameristeel. Actual results may differ from these forward-looking statements due to numerous factors, including global competition, steel imports, market supply and demand for steel, pricing of energy and raw material inputs and other matters. These and other factors are outlined in Gerdau Ameristeel's regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained herein are made as of the date of this document, and Gerdau Ameristeel does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this documents are expressly qualified by this cautionary statement.



FOR MORE INFORMATION PLEASE CONTACT:
Tom J. Landa
Vice President and Chief Financial Officer
Gerdau Ameristeel
(813) 207-2300
tlanda@gerdauameristeel.com